United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑            Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐           No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐            No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐           No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

Press Release
Signature Page

Press Release
Vale approves expansion of Samarco
Rio de Janeiro, April 29, 2011 — Vale S.A. (Vale) informs that its Board of Directors has approved Samarco’s fourth pellet plant project.
The project encompasses the construction of a fourth pellet plant with capacity of 8.3 Mtpy, increasing Samarco’s iron ore pellets capacity to 30.5 Mtpy, the enlargement of the Ponta Ubu maritime terminal in the state of Espírito Santo, Brazil, and of mining and processing capacity at the Germano mine, in the state of Minas Gerais, Brazil, and a third line of the 396-kilometer iron ore pipeline linking the mine to the pellet plant. The start-up is scheduled for the first half of 2014 and the total investment is estimated at US$ 3.0 billion1, which is not part of Vale’s own capital expenditures program.
The third line of the slurry pipeline will add 20 Mtpy to the current capacity, which will not only provide transportation for the project but will leave room for further expansions. All installation licenses required to proceed with the project implementation were already granted by the competent government authorities.

[1]	Capex estimate based on Vale’s assumptions, including the evolution of the BRL/USD exchange rate. Vale has a 50% interest in Samarco, with the remaining 50% held by BHP Billiton
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Christian Perlingiere: christian.perlingiere@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: April 29, 2011	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations